United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

May 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒   Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐   No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐   No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐   No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

CVRD Signs Agreement for Coke Production in China
CVRD Signs Agreement for Coal Production in China
CVRD and Chalco Entered into a Framework Agreement for a Joint Investment in an Alumina Refinery in Brazil
Signatures

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 of Vale Overseas Limited, File No. 333-109610; the Registration Statement on Form F-4 of Companhia Vale do Rio Doce, File No. 333-109610-01; the Registration Statement on Form F-3 of Vale Overseas Limited, File No. 333-110867-01; and the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-110867.

CVRD Signs Agreement for Coke Production in China

Rio de Janeiro, May 24, 2004 – Companhia Vale do Rio Doce (CVRD), the world’s largest iron ore producer and exporter, informs that it has signed an agreement for coke production in China with Yankuang Group (Yankuang), one of the largest Chinese coal producers.

Under the agreement, two million tons per year of coke and 200 thousand tons per year of methanol, a by-product, will be produced. Operations should start in 2006 and of the total to be produced, 25% should be exported mainly to Brazil.

In addition to the aforementioned agreement, CVRD is studying the possibility of entering into a partnership with Yankuang in the project to install new coking coal mines in the city of Zhaolou, Shandong province, China. Production capacity of the first mine to be developed should be three million tons per year and, if the project materializes, it should start operations in 2007.

The agreement between CVRD and Yankuang marks CVRD’s entrance into the coke production business, which complements the Company’s product line for the steel industry, currently composed of iron ore, pellets, manganese ore and ferro-alloys. Furthermore, the agreement strengthens the Company’s relationship with one of the largest coal producers in China.

The agreement further enhances the relationship between Brazil and China.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

CVRD Signs Agreement for Coal Production in China

Rio de Janeiro, May 24, 2004 – Companhia Vale do Rio Doce (CVRD), the world’s largest iron ore producer and exporter, informs that it has signed an agreement for the production of coal in China with Shanghai Baosteel Group Corporation (Baosteel), the largest steelmaker in China, and Yongcheng Coal & Electricity Group (Yongcheng), one of the largest coal producers in China.

The agreement encompasses the constitution of a joint venture for anthracite and coal production in Henan province, China. Yongcheng already has three coal mines in operation with the capacity to produce eight million tons per year. According to the agreement, CVRD’s take will be equal to its stake in this joint venture and will be strategically sold to its pelletizing plants and Brazilian steel producing clients.

The agreement between CVRD, Baosteel and Yongcheng strengthens the Company’s relationship with these important steel and coal producers and its presence in the Chinese economy, and highlights CVRD’s entrance into the coal business, complementing its portfolio of products for the steel industry, currently composed of iron ore, pellets, manganese ore and ferro-alloys.

The agreement further enhances the relationship between Brazil and China.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

CVRD and Chalco Entered into a Framework Agreement for a Joint
Investment in an Alumina Refinery in Brazil

Rio de Janeiro, May 24, 2004 – Companhia Vale do Rio Doce (CVRD), the world’s largest iron ore producer and exporter, and the Aluminum Corporation of China Limited (Chalco), the largest company in China engaged in bauxite, alumina and aluminum production, signed a framework agreement in Beijing during the visit of the Brazilian President, Mr. Luiz Inácio Lula da Silva to China for a joint investment in an alumina refinery in Brazil. Mr. Hui Liangyu, the Vice Premier of the Chinese State Council, and the Brazilian President, Mr. Luiz Inácio Lula da Silva, were present in the signing ceremony. The agreement sets a new cooperation stage for both parties.

CVRD and Chalco agreed to develop a joint study for the construction of a greenfield refinery in Barcarena, state of Pará, Brazil, near the existing facilities of Alunorte – Alumina do Norte do Brasil S/A to produce alumina (ABC Refinery). CVRD and Chalco agreed that the ABC Refinery should be established as a first class alumina refinery with the highest level of global competitiveness, and its alumina capacity in the initial phase will be 1.8 million tpy, and is planned to reach a final capacity of 7.2 million tpy in gradual expansions.

The development of the ABC Refinery will form part of a series of related operations involving mining, transportation, shipping and port development in Brazil. The initial phase of the project is preliminarily estimated to have a capital expenditure cost of approximately US$ 1 billion. The project is expected to be completed and start operation in 2007.

Cooperation between the two parties has closely combined the alumina market in China and the bauxite reserves in Brazil, which can help satisfy China’s increasing demand for alumina and further upgrade the cooperation level between China and Brazil.

CVRD is interested in expanding its investments in the alumina sector through strategic investments in order to establish long-term joint venture partnerships.

Chalco is interested in expanding its operations internationally to secure alumina supplies for growing demand in China.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)

Date: May 27, 2004	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa
Chief Financial Officer